

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631                                                    March 29, 2016

<u>Via E-mail</u>
Loreto Grimaldi
Executive Vice President and Chief Legal Officer
Progressive Waste Solutions Ltd.
400 Applewood Crescent, 2nd Floor
Vaughan, Ontario L4K 0C3, Canada

> **Re:     Progressive Waste Solutions Ltd.**
> **Registration Statement on Form F-4**
> **Filed March 3, 2016**
> **File No. 333-209896**

Dear Mr. Grimaldi:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.    Please supplementally provide us with copies of all board books and other materials prepared by Morgan Stanley that were shared with the Waste Connections board and its representatives.

2.    We note that the merger is conditioned upon Waste Connections' receipt of a Section 7874 opinion from Locke Lord LLP. Please file this tax opinion in your next amendment.

<u>Preliminary Proxy Statement / Prospectus</u>

3.    We note your disclosure that the merger is "not conditioned on Progressive shareholder approval of the Consolidation." Please explain here, or in an appropriate section, what

will happen if the merger takes place but consolidation is not approved by Progressive shareholders.

Comparison of Rights of Holders of Waste Connections, page 24

4.      Please remove or expand upon your disclosure here that "the Progressive Governing Documents are incorporated by reference herein."

Risk Factors, page 27
Progressive and Waste Connections have incurred and will incur…, page 32

5.      Please disclose an estimated range for the "substantial expenses [you intend to incur] in connection with coordinating the businesses, operations, policies and procedures of Progressive and Waste Connections over a period of time following the completion of the Merger."

The Merger may not be accretive…, page 32

6.      Please disclose the expected accretive effect of the merger.  We note that Waste Connections' investor presentation—filed on Form 425 on March 9, 2016—states that a compelling reason for shareholders is "more than 20% accretion in year 1 adjusted FCF per share."

Currency Exchange Rate Data, page 41

7.      Please revise your disclosure to state that the exchange rate on March 1, 2016 was C$1.00 equals US$0.7459, rather than C$0.7459 equals US$1.00.  Please also make the corresponding change for the exchange rate you disclose for January 18, 2016.

The Merger, page 50
Background of the Merger, page 50

8.      We note that a Form 425 filed by Waste Connections on January 21, 2016 discloses that Stifel Nicolaus, Bank of America, and Wells Fargo served as co-advisors.  Please elaborate on their respective roles within this section.

9.      Please expand upon "the potential merger consideration, the proposed exchange ratio and resulting ownership of the combined company" that were discussed at the December 17, 2015 Waste Connections board meeting.  Additionally, please briefly discuss the impact that United States tax inversion rules had on these discussions.

10.     Please briefly elaborate on why Waste Connections board's initial proposal was for a fixed exchange ratio of 0.4550.

11.     Please disclose if JP Morgan indicated to Waste Connections on December 21, 2016, or any time before January 28, that Progressive Waste had received any other bids.

12.     Please disclose the material changes Locke Lord made to the markup on January, 8, 2016.

13.     Please disclose the material points that were negotiated from January 14, 2016 through the announcement of the transaction.

14.     Please include a discussion related to the merged company's proposed board, including the fact that the OBCA requires at least 25% of board members to be Canadian residents.

Recommendations of the Waste Connections Board of Directors and Waste Connections'
Reasons for the Merger, page 54
Strategic and Financial Benefits of the Merger, page 54

15.     In the second bullet point, please identify the source(s) of "sustainable cost" synergies.

16.     Under the first bullet point under potential negative factors on page 56, please disclose that revenue synergies are not expected in this merger.  We note that Waste Connections CEO Ron Mittelstaedt stated during the 2015 fourth quarter earnings call that "[t]here are no field synergies estimated in this deal at all."

Summary of Financial Analyses, page 59
Comparable Companies, page 62

17.     Please disclose the market capitalizations of Republic Services, Waste Management, and Progressive Waste in this section.

Precedent Transactions, page 63

18.     Please disclose the size of each transaction, or the range of the transactions, discussed in this section.

Forward-Looking Financial Information, page 68

19.     We note that Progressive Waste projections are not presented here.  Please confirm that Waste Connections did not receive any material financial projections from Progressive Waste.

Indebtedness of the Combined Company Following the Merger, page 81
Credit Facilities, page 81

20.     We note that you intend to enter into a new credit facility with Bank of America upon the closing of the merger. Please revise your disclosure to include the expected terms of these

new borrowing arrangements, such as interest rates, maturity dates, and material financial covenants.

The Merger Agreement. Page 83
Explanatory Note Regarding the Merger Agreement, page 83

21.     We note your disclosure that "information concerning the subject matter of the representations and warranties… may have changed since the date of the Merger Agreement."  Please be advised that, notwithstanding the inclusion of a general disclaimer, you are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make statements in the proxy statement/prospectus not misleading.

Unaudited Pro Forma Combined Financial Information, page 122

22.     Please expand the discussion of pro forma adjustment 7.e. on page 136 to clarify the reasons your application of Article 11 results in pro forma income tax benefit of $8.1 million on pro forma income before taxes of $2 million, explain the related limitations of pro forma information, and provide a discussion of contrasting future expectations for income tax expense and/or refer to such a discussion.

23.     We note from page 137 that deferred taxes on the estimated pro forma adjustments were calculated "using effective statutory tax rates for Progressive's Canadian and U.S. operations, approximately 26.5% and 40.0%, respectively."  Please explain further how you specifically applied these "effective statutory tax rates" to the pro forma adjustments. For example, it appears that certain amounts under Impact on income tax expense (recovery) as shown on page 136 were calculated using a tax rate that is in the middle of the 26.5%-40.0% range.

Comparison of the Rights of Holders of Waste Connections Common Stock and Progressive Common Shares, page 145
Enforcement of Civil Liabilities Against Foreign Persons, page 174

24.     Please expand your discussion here or in another section to include a brief discussion of the extent that United States judgements may be enforceable in Canada.

Exhibit 99.1

25.     We note the statement "the foregoing consent is limited to the date hereof and does not apply with respect to any registration statement or proxy statement/prospectus dated subsequent to the date hereof."  Please provide the basis for the consent not applying to amendments or confirm for us that a consent will be filed with each amendment.

Exhibit 99.2

26.     Please ensure that the proxy card is marked is "preliminary" until the time that you file a definitive proxy statement. <u>See</u> Rule 14a-6(b).

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration.  We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.  Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jenn Do, Staff Accountant at 202-551-3743 or Terence O'Brien, Accounting Branch Chief, at 202-551-3355 if you have questions regarding comments on the financial statements and related matters.  Please contact David Korvin, Staff Attorney at 202-551-3236 or me at 202-551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief
Office of Manufacturing and
Construction

cc:     <u>Via E-mail</u>
        Matthew Gilroy
        Weil, Gotshal & Manges LLP